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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                 SCHEDULE 14D-1
                               (AMENDMENT NO. 13)

              TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

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                     AMERICAN BANKERS INSURANCE GROUP, INC.

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                           (NAME OF SUBJECT COMPANY)

                            SEASON ACQUISITION CORP.
                              CENDANT CORPORATION

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                                   (Bidders)

                    COMMON STOCK, PAR VALUE $1.00 PER SHARE
           (INCLUDING THE ASSOCIATED PREFERRED STOCK PURCHASE RIGHTS)

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                         (Title of Class of Securities)

                                  024456 10 5

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                     (CUSIP Number of Class of Securities)

                             JAMES E. BUCKMAN, ESQ.
              SENIOR EXECUTIVE VICE PRESIDENT AND GENERAL COUNSEL
                              CENDANT CORPORATION
                                  6 SYLVAN WAY
                          PARSIPPANY, NEW JERSEY 07054
                           TELEPHONE: (973) 428-9700

            (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Bidders)

                                WITH A COPY TO:
                                DAVID FOX, ESQ.
                             ERIC J. FRIEDMAN, ESQ.
                    SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                                919 THIRD AVENUE
                            NEW YORK, NEW YORK 10022
                           TELEPHONE: (212) 735-3000

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   This Amendment No. 13 amends the Tender Offer Statement on Schedule 14D-1 initially filed on January 27, 1998 (as amended, the "Schedule 14D-1") by Cendant Corporation, a Delaware corporation ("Parent"), and its wholly owned subsidiary, Season Acquisition Corp., a New Jersey corporation ("Purchaser"), relating to Purchaser's tender offer for 23,501,260 outstanding shares of common stock, par value $1.00 per share, of American Bankers Insurance Group, Inc., a Florida corporation (the "Company"). Unless otherwise defined herein, all capitalized terms used herein shall have the respective meanings given such terms in the Schedule 14D-1.

ITEM 10. ADDITIONAL INFORMATION.

   The information set forth in subsection (c) of the Schedule 14D-1 is hereby amended and supplemented by the following information:

   The required waiting period under the HSR Act with respect to the Offer expired on February 11, 1998. Acccordingly, Parent is free to consummate the Proposed Merger at any time without any further requirements under the HSR Act.

   Pursuant to the Competition Act of Canada, Parent submitted to the Director of Investigation and Research (the "Director") a notification in respect of the Offer on February 4, 1998. The Director has confirmed that the statutory waiting period expired on February 11, 1998. In addition, the Director has notified Parent of his view that there are not sufficient grounds to initiate proceedings with respect to the Offer and the Proposed Merger. Accordingly, Parent is permitted to consummate the Offer and the Proposed Merger at any time without any further requirements under the Competition Act of Canada.

   The information set forth in subsection (e) of the Schedule 14D-1 is hereby amended and supplemented by the following information:

   On February 17, 1998, AIG and AIGF filed an amended complaint in the action captioned, American International Group, Inc. and AIGF, Inc. v.
Cendant Corp. and Season Acquisition Corp., C.A. No. 98-0247 (the "Amended
AIG Complaint") against Parent and Purchaser. The Amended Complaint continues to allege that Parent and Purchaser purportedly made false and misleading statements or omissions in Parent and Purchaser's: (i) pre-tender offer conference call with analysts; (ii) Schedule 14D-1; and (iii) proxy statement being used by Parent to solicit votes against the Proposed AIG Merger. The Amended AIG Complaint essentially repeats the allegations in the original AIG Complaint by alleging that Parent purportedly made false and misleading statements relating to the following general categories: (i) the equal regulatory footing of the two competing acquisition proposals; (ii) Parent's expected cost savings that could be realized if Parent were to acquire the Company; (iii) the Offer not being conditioned upon financing; and
(iv) Parent's alleged failure to disclose a possible business downturn. The Amended AIG Compliant adds allegations that Parent purportedly failed to disclose a material fact by not disclosing that it allegedly will violate state insurance laws by holding proxies of Common Shares exceeding ten percent of the outstanding Common Shares. The Amended AIG Complaint also continues to allege violations of Sections 14(a) and 14(e) of the Exchange Act in addition to alleging that Parent and Purchaser purportedly violated Section 14(a) of the Exchange Act based upon a violation of Section 5 of the Securities Act.

   AIG and AIGF reiterated their request that the Court to enter judgment:
(i) declaring that Parent and Purchaser have violated Sections 14(a) and 14(e) of the Exchange Act; (ii) requiring Parent and Purchaser to make corrective disclosures; (iii) enjoining Parent and Purchaser from further violating Sections 14(a) and 14(e) of the Exchange Act; (iv) declaring that Parent and Purchaser have violated Section 14(a) of the Exchange Act by violating Section 5 of the Securities Act; and (v) enjoining Parent and Purchaser from making any statements regarding the Proposed AIG Merger or the Offer until a registration statement has been filed under the Securities Act and a prospectus has been delivered to the Company's shareholders. In the Amended AIG Complaint, AIG and AIGF also ask the court to enter judgment: (i) enjoining parent and Purchaser from holding or voting any proxies from the Company's shareholders to the extent such proxies exceed ten percent of the Common Shares, without first obtaining approval from the insurance departments of Arizona, Georgia, New York, South Carolina, and Texas; (ii) requiring Parent and Purchaser to return any proxies they have received or receive from the Company's shareholders prior to making any corrective disclosures required by the Court; (iii) requiring Parent and Purchaser to make corrective disclosure about their ability to hold or vote proxies without obtaining regulatory approval; and (iv) enjoining Parent and Purchaser from soliciting any proxies until a registration statement has been filed under the Securities Act and a prospectus has been delivered to the Company's shareholders.

   On February 17, 1998, AIG and AIGF also filed: (i) a motion for preliminary injunction, (ii) a memorandum of law in support of their motion for preliminary injunction, (iii) an emergency motion requesting a hearing on their motion for a preliminary injunction, (iv) a motion for expedited discovery with a supporting memorandum of law, (v) a request for documents from Parent and Purchaser, and (vi) a notice to take the deposition of one or more representatives of the Parent or Purchaser. In their motion for preliminary injunction, AIG and AIGF ask the Court for an order: (i) enjoining Parent and Purchaser from holding or voting any proxies from the Company's shareholders to the extent such proxies exceed ten percent of the Common Shares, without first obtaining approval from the insurance departments of Arizona, Georgia, New York, South Carolina, and Texas; (ii) requiring Parent and Purchaser to return any

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proxies they have received or receive from the Company's shareholders prior to making any corrective disclosures required by the Court; (iii) requiring Parent and Purchaser to make corrective disclosures about their ability to hold or vote proxies without obtaining regulatory approval; and (iv) enjoining Parent and Purchaser from making any statements regarding the Proposed AIG Merger or the Offer, or from soliciting any proxies, until a registration statement has been filed under the Securities Act and a prospectus has been delivered to the Company's shareholders.

   On February 18, 1998, Parent and Purchaser filed a motion to dismiss the Amended AIG Complaint.

   Parent and Purchaser believe that the Amended AIG Complaint and the related motions are meritless, and they will continue to vigorously oppose AIG and AIGF's claims.

   On February 17, 1998, in connection with Parent and Purchaser's application for approval of the acquisition of a controlling interest in Bankers American Life Assurance Company (the "New York Domestic Insurer"), a subsidiary of the Company (the "Parent New York Form A Proceedings") and in connection with the application of AIG and AIGF for approval of their proposed acquisition of a controlling interest in the New York Domestic
Insurer (the "AIG New York Form A Proceedings"), Parent and Purchaser filed with the New York Department of Insurance (the "New York Department") a petition and memorandum in support of Parent's and Purchaser's petition
(the "New York Petition") seeking: (1) to allow Parent and Purchaser to intervene in the AIG New York Form A Proceedings; (2) to consolidate the
Parent New York Form A Proceedings with the AIG New York Form A Proceedings, and (3) to schedule a hearing after the results of a vote of the Company's shareholders are known. In these filings, Parent and Purchaser asserted that they should be permitted to intervene in the AIG New York Form A Proceedings because their substantial interests as a shareholder (in the case of Parent) and competing acquiror of the Company will be affected by the AIG New York Form A Proceedings. Parent and Purchaser also asserted that the
AIG New York Form A Proceedings raise substantial issues regarding whether AIG's proposed acquisition of a controlling interest in the New York
Domestic Insurers should be approved by the New York Department, that these issues should receive a thorough and complete review by the New York Department, that Parent and Purchaser have a right to be heard on these issues, and that the New York Department should therefore consolidate the Parent
New York Form A Proceedings with the AIG New York Form A Proceedings and hear and decide the two proceedings simultaneously. Parent and Purchaser also asserted that the hearing should occur after the Company's shareholders vote on the Proposed AIG Merger.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

   Item 11 is hereby amended as follows:

   (g)(16) Amended Complaint filed on February 17, 1998 against Parent and Purchaser by AIG and AIGF in the United States District Court for the Southern District of Florida, Miami Division.

   (g)(17) Petition of Parent and Purchaser to Intervene and Consolidate and for a Hearing, filed on February 17, 1998 with the State of New York Department of Insurance.

   (g)(18) Motion to Dismiss the Amended AIG Complaint filed on February 18, 1998 by Parent and Purchaser in the United States District Court for Southern District of Florida, Miami Division.

   (g)(19) Parent and Purchaser's Memorandum of Law in support of their Motion to Dimiss the Amended AIG Complaint.

   (g)(20) Purchaser's Response to the Company's Request for a Hearing by the Florida Insurance Department, filed on February 18, 1998.


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                                   SIGNATURE

   After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 19, 1998

                                          CENDANT CORPORATION

                                          By: /s/ James E. Buckman
                                              -------------------------------
                                              Name:  James E. Buckman
                                              Title: Senior Executive Vice
                                                     President and General
                                                     Counsel


                                          SEASON ACQUISITION CORP.

                                          By: /s/ James E. Buckman
                                              -------------------------------
                                              Name:  James E. Buckman
                                              Title: Executive Vice President

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                                 EXHIBIT INDEX

EXHIBIT NO.
-----------
  (g)(16) Amended Complaint filed on February 17, 1998 against Parent and Purchaser by AIG and AIGF in the United States District Court for the Southern District of Florida, Miami Division.

  (g)(17) Petition of Parent and Purchaser to Intervene and Consolidate and for a hearing, filed on February 17, 1998 with the State of New York Department of Insurance.

  (g)(18) Motion to Dismiss the Amended AIG Complaint filed on February 18, 1998 by Parent and Purchaser in the United States District Court for Southern District of Florida, Miami Division.

  (g)(19) Parent and Purchaser's Memorandum of Law in support of their Motion to Dimiss the Amended AIG Complaint.

  (g)(20) Purchaser's Response to the Company's Request for a Hearing by the Florida Insurance Department, filed on February 18, 1998.

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